Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

BJ's Wholesale Club Holdings, Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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BJ's Wholesale Club Holdings, Inc.
Vote FOR Proposal 5

Shareholder proposal requesting BJ’s Wholesale Club Holdings, Inc.

Increase its Greenhouse Gas Emissions Reduction Efforts

Dear BJ’s Wholesale Club Holdings, Inc. Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 5 “Shareholder proposal requesting BJ’s Wholesale Club Holdings, Inc. to report on if and how the company could increase the scale, pace, and rigor of its greenhouse gas (GHG) emissions reduction efforts” (the “Proposal”) at the BJ's Wholesale Club Holdings, Inc. (“BJ’s”) annual meeting of shareholders on June 19, 2025.

The Proposal

RESOLVED: Shareholders request BJ’s issue a report, above and beyond existing disclosures, describing if and how it could increase the scale, pace, and rigor of its GHG emissions reduction efforts. The report should be updated annually, prepared at reasonable cost, and omit proprietary information.

SUPPORTING STATEMENT: In determining relevant content for the report, we recommend, at management’s discretion, taking into consideration:

•	Approaches used by advisory groups like the SBTi.

•	Describing strategies, initiatives, metrics, and milestones it could employ to reduce emissions.

•	Setting timebound targets for renewable energy, energy efficiency, and refrigerant emissions reduction and other measures deemed appropriate by management.

For the following reasons, we are urging BJ’s shareholders to vote FOR Proposal 5:

1.	In 2022, BJ’s pledged to announce a commitment to set a science-based GHG emissions reduction target with the Science Based Targets initiative (SBTi) by December 2024.[2] It did not fulfill its pledge. Nor has it committed to set even modest emissions reduction targets, such as for its operational emissions. Without disclosing if and how it could increase the scale, pace, and rigor of its GHG emission reduction efforts, BJ’s may be exposed to heightened investor scrutiny and reputational risk for failing to adhere to its commitments.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://archive.trilliuminvest.com/shareholder-proposal/bjs-wholesale-club-inc-ghg-goals-2022/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.

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2.	Failure to uphold commitments poses questions about management’s continued and future willingness to address material issues, while being transparent with its investors. Implementing the Proposal would be one measure BJ’s could take to examine how it may further address its climate risk, which the company has indicated is material to its business.

3.	BJ’s can look to peer companies for examples of accelerated action on GHG emissions reduction. For example, some of its peers have set targets to reduce their GHG emissions, source clean and renewable energy, significantly limit refrigerant leaks (refrigerants are powerful heat-trapping GHGs), and transition to natural refrigerants.[3,4,5]

4.	The Proposal request is flexible, providing board and management ample latitude over which GHG emissions reduction opportunities to consider and in what timeframe. We believe this information could be easily integrated into BJ’s existing disclosures such as its sustainability and governance report or CDP Climate Change report.

Analysis

Acknowledging the systemic physical and financial threats posed by climate change, BJ’s agreed in 2022 to significantly reduce its operational and value chain GHG emissions. The company pledged to announce its commitment to setting a science-based target with the Science Based Targets initiative (SBTi) by the end of 2024 and set a target by the end of 2026.6

However, BJ’s did not deliver on its commitment. Nor has it set or committed to set targets for even a limited subset of its emissions - that is, emissions from its direct operations and those associated with its electricity consumption (i.e. scope 1 and 2 emissions). According to BJ’s most recent sustainability and governance report,7 these GHG sources represent only a fraction of its total emissions - 1.3%8 - clearly a more manageable volume to address.

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3 https://www.hannaford.com/press-releases/hannaford-supermarkets-commits-to-100-percent-renewable-energy-by-2024

4 https://corporate.aldi.us/corporate-sustainability/climate-energy/renewable-energy/

5 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf#page=6

6 https://archive.trilliuminvest.com/shareholder-proposal/bjs-wholesale-club-inc-ghg-goals-2022/#:~:text=Target%20has%20committed%20to%20reduce,we%20recommend%2C%20at%20management's%20discretion:

7 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf#page=19

8 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf#page=19

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.

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This significant lapse raises concerns about company leadership and its ability to execute on its commitments, address issues material to the company, and align its business strategies with industry-leading sustainability practices. This is why the Proposal asks BJ’s to consider and report on how it could increase its emissions reduction action.

BJ’s may be exposed to heightened investor scrutiny and reputational risk if it does not report on how it could increase the scale, pace, and rigor of its GHG emission reduction efforts.

Acknowledging investor interest in advancing ambitious corporate action on climate change and mitigation of companies’ climate risk, BJ’s pledged in 2022 to adopt a science-based GHG emissions reduction target with the SBTi. Possibly recognizing the challenges inherent in cutting emissions from its food and beverage supply chains, BJ’s reneged on its commitment. However, rather than setting more manageable targets, such as reduction of scope 1 and 2 emissions or setting a target to procure more renewable energy, the company chose not to realign its targets.

However, thousands of companies have set scope 1 and 2 targets. In fact, at least 7,810 companies9 worldwide have set targets with the SBTi and thus, are required to include their scope 1 and 2 emissions. There are likely more companies that do so, but corporate targets focused solely on scope 1 and 2 emissions are not consistently tracked.

Although BJ’s is taking modest action to increase energy efficiency at its stores, purchase renewable energy, and possibly reduce refrigerant leaks from its coolers and freezers, we do not believe its current initiatives demonstrate the level of ambition commensurate with the risks associated with climate change. Thus, BJ’s may be subject to heightened investor scrutiny and potential reputational damage for failing to keep its commitments or by disclosing its consideration of further efforts to curb its emissions.

The Proposal offers an opportunity for BJ's consider and disclose actions it could undertake to address the material risk of climate change.

In its 2023 Sustainability and Governance report, BJ’s identifies climate strategy, energy consumption, and operational and supply chain GHG emissions as material to its business10 and in its 2024 CDP Climate Change report, identifies climate change-driven disasters as a threat to its operations.11 However, it does not clearly link how continued emissions of GHGs, including from its own operations, and predicted subsequent severe weather could significantly impact the agricultural supply chains that supply the products it sells. As the company has deemed energy, emissions, and climate strategy as material to its business, it would make sense to increase its ambition in that regard, as well.

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9 https://sciencebasedtargets.org/target-dashboard

10 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf#page=7

11 https://www.bjs.com/biz/pdfs/sustainability/bjs-cdp-questionnaire-2024.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.

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BJ’s could boost investor confidence by demonstrating it is engaging in the internal decision making and enterprise-level strategy development needed to increase the scale, pace, and rigor of its emissions reduction efforts. Disclosing this and describing the meaningful climate action it could take, such as setting timebound GHG emissions reduction targets, could provide investors with greater insight.

Peer companies are outpacing BJ’s sustainability efforts.

Peers in the consumer staples sector are outpacing BJ’s by setting targets on a range of sustainability issues, and they include targets to: 1) reduce their GHG emissions, 2) source clean and renewable energy, 3) limit refrigerant leaks, and 4) transition to natural refrigerants.12,13,14 While we acknowledge that many of BJ’s peers have greater revenue and market capitalization, we believe the company should aspire to adopt industry-leading practices its peers are modeling.

BJ’s has made nascent efforts to source renewable energy by installing some rooftop solar systems on its stores. In FY2023, the renewable energy that was produced accounted for approximately 6% of its total electricity consumption. However, the company does not disclose plans or goals for future renewable energy procurement or share analyses of potential cost savings.15 Peers – both large and small – disclose clean and renewable energy goals.16,17,18

As an example, Costco reports in its 2024 Climate Action Plan, that it plans to operate with 100% clean energy sources by 2035.19 It has also committed to an absolute scope 1 and scope 2 emission reduction target of 39% by 2030.20 The grocery chain, Hannaford Supermarkets, has established a goal to source 100% renewable energy.21 Aldi purchases 100% renewable electricity through renewable energy certificates (RECs)22 and has installed solar panels at over 170 stores and 12 distribution centers with more planned.

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12 https://www.hannaford.com/press-releases/hannaford-supermarkets-commits-to-100-percent-renewable-energy-by-2024

13 https://corporate.aldi.us/corporate-sustainability/climate-energy/renewable-energy/

14 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf#page=6

15 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf#page=19. Calculated using BJ’s FY2023 scope 2 data.

16 https://www.hannaford.com/press-releases/hannaford-supermarkets-commits-to-100-percent-renewable-energy-by-2024

17 https://corporate.aldi.us/corporate-sustainability/climate-energy/renewable-energy/

18 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf#page=6

19 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf

20 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf

21 https://www.hannaford.com/press-releases/hannaford-supermarkets-commits-to-100-percent-renewable-energy-by-2024

22 Note that renewable energy power purchase agreements are considered more impactful that RECs for growing renewable energy capacity in the U.S.. See: https://www.leveltenenergy.com/post/ways-to-get-renewable-energyscalcertificates#:~:text=In%20addition%2C%20RECs%20are%20a%20cost%2C%20and,use%20the%20agreement%20to%20hedge%20energy%20costs.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.

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In FY2023, BJ’s reports that refrigerant leaks comprised a notable 54% of its direct emissions and 25% of its total operational emissions.23 Appropriately, BJ’s participates in an U.S. Environmental Protection Agency program aimed at phasing down potent GHG-containing refrigerants, which requires participants to set annual reduction goals. However, the company does not actually publish any annual or overarching refrigerant emissions reduction goals.

By contrast, industry peers have set timebound goals to limit refrigerant emissions. Costco has committed to phasing out potent GHG-containing refrigerants by 30% by 2030,24 and ALDI plans to transition all stores to natural refrigerants by 2035.25 Kroger has established a zero-tolerance leak-rate policy and publishes details on its refrigerant management program.26

As BJ’s is already pursuing energy and refrigerant savings initiatives, as outlined above, we believe the request of the Proposal to accelerate its activities is reasonable. And while the company is quick to point out that it uses smart technology to run its refrigeration, lighting, and HVAC systems at its clubs and has replaced and upgraded equipment in FY2023, it does not share the scale of its work.27 For example, it is unclear whether the company retrofitted and upgraded equipment in just a handful of stores or worked on many more. Additionally, BJ’s does not share how many clubs it plans to upgrade in future years.

This type of information could be useful to investors who are tracking how BJ’s is managing its clubs and are assessing the company’s ambition in tackling its GHG emissions and their reduction. With enhanced disclosure, investors could better understand BJ’s progress and how its targets and actions compare to its industry peers.

Addressing Concerns Raised in BJ’s Opposition Statement.

In its opposition statement, the board communicates that “complying with the proposal would be burdensome and an inefficient use of company resources.” We disagree. The Proposal simply requests the company report on if and how it could increase the ambition of its GHG emissions reduction activities. The Proposal clearly outlines examples of emissions reduction activities that other companies and BJ’s itself are already engaged in. Thus, it is unclear why fulfilling the Proposal would be burdensome or inefficient.

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23 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf. pp. 19 & 29.

24 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf#page=7

25 https://corporate.aldi.us/fileadmin/fm-dam/Progress_Report/aldi-2023-sustainability-report.pdf#page=4

26 https://www.thekrogerco.com/wp-content/uploads/2024/11/Kroger-Co-2024-ESG-Report.pdf#page=38

27 https://www.bjs.com/biz/pdfs/sustainability/bjs-sustainability-and-governance-report-2023.pdf#page=21

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.

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The board further writes in its opposition statement that “BJ’s believes that legal uncertainty around mandatory climate reporting regimes weighs against further voluntary reporting at this time.” We do not believe the company needs to issue a separate report; rather, it could easily include the requested information in its sustainability and governance report and/or CDP Climate Change report, or in whatever disclosure management deems appropriate.

Conclusion

By disclosing its level of ambition to limit its greenhouse gas emissions, BJ’s could give its investors insight into the extent that it is addressing a material risk to its business. With this transparency, the company may better inform investors of its intentions and avoid circumstances leading to sudden withdrawals from its commitments.

We therefore urge you to vote FOR Proposal 5 on BJ’s proxy card.

If you have any questions or need additional information, contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in BJ’s Wholesale Club Holdings, Inc.’s proxy statement.